UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2020

CNote Group, Inc.

(Exact name of issuer as specified in its charter)

Delaware	81-2784287

State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

CNote Notes

(Title of each class of securities issued pursuant to Regulation A)

2323 Broadway, Oakland, California 94612

(Full mailing address of principal executive offices)

800-449-6275

(Issuer’s telephone number, including area code)

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PART II

Item 1.	BUSINESS

Overview

CNote Group, Inc. (hereafter also referred to as “Us”, “We”, “the Company”, “CNote”) is an early stage financial technology company operating an online impact investment platform www.mycnote.com. We use all the clients’ funds to provide capital to Community Development Financial Institutions (collectively, “CDFIs”), the organizations certified by the CDFI Fund, and which, in turn, directly provide loans to population segments underserved by traditional banks and lenders, such as women- and minority-owned businesses.

As of December 31, 2020, we had ten full-time employees and also relied on outside consultants for various technical and business functions. We are located in Oakland, California. Since inception through December 31, 2020, we have offered approximately $44 million to CDFIs.

CDFIs have been in existence for over 25 years and originated from the Riegle Community Development and Regulatory Improvement Act of 1994. Since then, CDFIs have grown to become an over $185 billion industry with participation from nearly every major bank in the United States. Despite these traditional sources of funding, the demand for loans made by CDFIs continues to grow faster than available traditional sources of funding, leading many CDFIs to seek new sources of diversified capital. CDFIs have grown in stature recently as a key source of local small business funding, including urban and minority-owned businesses, garnering a special allocation of lending capital in the Paycheck Protection Program and Health Care Enhancement Act of 2020.

CNote is a technology-driven platform that allows the Company to aggregate investor capital to offer capital to CDFIs. The platform is open to institutional, accredited, and non-accredited investors. Our accredited investors (“Regulation D”) invest via Regulation D of the Securities Act of 1933, as amended from time to time (the “Securities Act”), and our non-accredited investors (“Regulation A+”) invest via Regulation A of the Securities Act by purchasing CNote Notes. Non-accredited investors can only purchase CNote Notes representing an offering as described in the Offering Statement filed with the SEC under Regulation A and qualified effective March 4, 2021 (“Regulation A+ CNote Notes”). Accredited investors have access to other offerings.

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Proceeds from CNote Notes may be aggregated with funds from institutional and accredited investors to collectively fund the loans to CDFI partners. Final decisions on use of proceeds allocations will be made by management on a loan-by-loan basis.

Under our business model, we generate revenue by retaining the difference between the interest rate we charge our CDFI partners and the interest distributed to CNote Note investors. The interest rates we charge our CDFI borrowers and the interest rates of the CNote Notes are reviewed by management, in view of a variety of macroeconomic and market conditions, including the federal interest rate environment, fluctuations in the cost of capital averages for CDFIs, and the economics facing the Company. We also consider the competitiveness of CNote Notes as compared to rates offered by other investment products.

We have launched a cash management program that will enable investors to allocate cash to bank money markets and certificates of deposit which are insured by the Federal Deposit Insurance Corporation or the National Credit Union Administration up to $250,000. This product was launched in 2020.

Regulation A+ CNote Notes

Non-accredited investors can purchase Regulation A+ CNote Notes via an online portal. Regulation A+ CNote Notes are general obligations of the Company, regardless of payments received from any specific CDFI partner. CNote provides investors information on CDFI partners we have partnered with in the past and details on the types of projects they fund and their social impact, which may include stories from prior specific borrowers. However, we will not be directly connecting investors to CDFI partners or to their borrowers.

Our Regulation A+ CNote Notes pay interest at a current rate of 2.5% per annum, compounded monthly, fixed for the duration of the Notes. Management may change the interest rate of Regulation A+ CNote Notes offered from time-to-time, in a range from 1.5% to 3.0% per annum. Interest rate changes are at the sole discretion of CNote. Regulation A+ CNote Note investors may choose whether to receive interest on their investments each month, or to have this interest compounded on a monthly basis.

The term for Regulation A+ CNote Notes currently offered is 30 months. Regulation A+ CNote Notes may be repurchased from investors at any time at the par value of outstanding principal plus the interest accrued through the repurchase date. Regulation A+ CNote Notes are held on our platform in electronic form and are not listed on any securities exchange. The transfer of Regulation A+ CNote Notes to third parties is prohibited unless expressly permitted in writing by CNote.

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An investor may withdraw up to 10% of the investor’s principal and accrued, but unpaid, interest each quarter, generally upon 30 days’ notice and subject to available funds from loans to our CDFI partners and other cash available to the Company. Management retains the discretion to allow investors to withdraw additional amounts, subject to the availability of additional funds.

Our website allows investors to commit to purchase Regulation A+ CNote Notes upon completion of the registration process. We issue Regulation A+ CNote Notes in a series of Closings, which occur within 24 hours or as soon as reasonably practicable after the Company has obtained commitments from investors to purchase an aggregate of at least $200,000 in principal of Regulation A+ CNote Notes. On the Closing Date, funds will be drawn from the investor’s bank account and transferred into the investor’s CNote account. Interest begins accruing from six business days following the investor’s Closing Date (“Accrual Date”). Regulation A+ CNote Notes are issued to the investor on the Accrual Date and held on our platform in electronic form. Regulation A+ CNote Notes can be viewed under the “Documents” tab in the investor’s account dashboard accessed by entering login-credentials.

Proceeds from the sales of Regulation A+ CNote Notes are used to make loans to CDFI partners.

CNote Borrowers

Leveraging our proprietary technology, we aggregate investor capital and make loans to CDFIs. As of December 31, 2020, we have partnered with nineteen CDFI partners, two of which are themselves lending to a portfolio of CDFIs thereby diversifying our investors’ funds. In addition, we are in the process of partnering with four additional CDFIs. As we expand our footprint, this diversification will help ensure that we have sufficient funds to repay our investors, as repayment of Regulation A+ CNote Notes to our investors is not tied to any particular loan being repaid but rather comes from our aggregated pool.

We can lend in 46 states and the District of Columbia as a non-bank commercial lender.

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Underwriting Process

We use technology, data analytics, and a proprietary liquidity algorithm to match investors’ funds with the funding needs of our CDFI partners. CNote conducts three stages of due diligence on prospective CDFI borrowers, which include internal due diligence following industry best practices, reviewing opinions from AERIS, the rating agency that specializes in CDFIs and/or the opinion of OFN, the national membership association of CDFIs, and a third-party review by stakeholders, with expertise in the CDFI industry, and with no ties, financial or otherwise, either to us or to the potential CDFI borrower, to provide tertiary, third-party assessments, including geo-specific and product-specific risks to be identified.

Our credit policy targets potential CDFI partners with high creditworthiness, a stable financial situation and proven impact. In order to borrow from CNote, potential CDFI partners must display characteristics indicative of a healthy loan portfolio and a durable financial situation. The factors we consider include repayment rates, loan delinquencies, loan loss reserves, availability of credit enhancements and guarantees, length of time in business, and other financial and credit variables. Additionally, our CDFI partners are required to provide us with audited financial and impact data about their operational and lending activities.

The overall due diligence process typically takes at least four to six weeks on average to complete.

Our determination of what loan amount to approve, how the loan will be priced, and the length of such loan is primarily based on the due diligence analysis. We also may consider additional factors such as the products line-up of potential CDFI partners or the general economic environment. Our loans are typically issued to CDFI partners in the form of a master promissory note, which allows them to make multiple requests for capital. If a CDFI partner makes additional requests for a loan, we will re-evaluate the CDFI partner in accordance with our underwriting process, and we conduct these reviews on at least a quarterly basis. If the results of our analyses differ, a CDFI partner may receive different financial terms on subsequent drawdowns. Our loans to CDFI partners are full recourse to the CDFI, and are not reliant on proceeds from the loans each CDFI makes. The loans to CDFI partners are not amortizing and CDFI partners repay the loans monthly through electronic bank payments.

Loan Servicing

CNote has built a proprietary platform to manage investor servicing and loan servicing in-house. Investors can access and manage their account online at www.mycnote.com by entering their login credentials.

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Distinctive Characteristics and Risks

The Company is subject to a number of regulatory requirements. Both the lending and investing industries are regulated by state and federal regulators, and as such, create an environment where CNote operations can be directly influenced by various regulatory bodies. Changes in regulations, or in the way current or newly enacted state or federal regulations are applied to our business, or the increased cost due to compliance with these regulations, or inadvertent regulatory miscues, could all adversely affect our business. Ongoing compliance with Regulation A+, which is a relatively new regulatory scheme subject to the potential for more, and more frequent, amendments and differing interpretations, and the reporting thereof to the SEC could be more costly than anticipated.

As part of its operations, the Company lends to CDFIs and has yet to endure a major adverse phase in the credit cycle. Worsening economic conditions or a changing political climate may result in decreased demand for our loans, cause our CDFI borrowers’ default rates to increase, or harm our operating results.

CDFIs may be negatively impacted by political or administrative actions, which could include decreased federal or state support for CDFIs or rollback of supportive policies. Losing access to state or federal funding could make it more likely that CDFI partners would default on their obligations to us in the event they are unable to collect on the loans they make to borrowers, who, as small businesses, may be more sensitive to macroeconomic factors.

Finally, the Company is an early-stage company with a history of net operating losses, and we may not become profitable. We rely on outside capital to fund our operations. If we are unable to obtain or maintain profitability, we will not be able to attract investment, compete, or maintain operations. Holders of CNote Notes are exposed to the credit risk of the Company.

Investors should read this report, our other filings with the SEC, and the Offering Statement filed with the SEC with respect to Regulation A+ CNote Notes for a full list of potential risks related to the industry, the Company, and Regulation A+ CNote Notes.

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Tax and Legal Treatment

CNote Notes investors will receive interest income. At the end of the calendar year, investors with over $10 of realized interest will receive a form 1099-INT. The interest earned on CNote Notes investment will need to be declared in accordance with the United States Tax Code. An investor’s tax situation will likely vary greatly, and all tax and accounting questions should be directed towards a certified public accountant. CNote does not provide investment, accounting, tax or legal advice to CNote Notes investors and encourages investors to seek out advice from their professional advisers to fully understand their particular tax situations.

We are not subject to any bankruptcy, receivership, or similar and other legal proceedings.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the Company’s financial condition and results of its operations should be read together with the consolidated financial statements and the related notes and other financial information included elsewhere in this filing.

Overview

The Company is an online investment platform that makes loans to CDFIs dispersed across the United States who in turn make loans to underserved communities. As of December 31, 2020, the Company has approximately $32,982,000 outstanding in loans and interest with CDFIs, and approximately $25,600,000 in deposits with CDFIs and Low Income Designated depository institutions. The Company generates revenue by retaining the difference between the interest earned on deployed funds versus the interest paid to its investors/noteholders.

Operating Results

Revenues represent interest earned from loans to CDFIs and funds on deposit with CDFIs and Low Income Designated depository institutions. In addition, CNote earns servicing fees for consulting work on behalf of foundations and other institutions, and customization of technology built for internal underwriting and monitoring of CDFIs to institutional clients’ needs.

Operating expenses represent the cost for platform development, sales and marketing (travel, advertising and collateral) and general and administrative expenses (office, professional fees and insurance). Since its inception, the Company has focused on developing its online platform, setting up the legal framework for the product and establishing industry partnerships.

Revenues

During the fiscal year ended December 31, 2020 the Company generated approximately $2,073,000 in revenue compared to $539,900 reported in the fiscal year ended December 31, 2019. The increase is a result of higher loan origination, consulting work around funding Black, Indigenous, and People of Color (“BIPOC”) communities and the technology customization for clients’ needs.

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Operating Expenses

For the fiscal year ended December 31, 2020, we had operating expenses of approximately $1,731,000 compared to approximately $1,192,000 in the fiscal year ended December 31, 2019. The largest line items of operating expenses were payroll and payroll taxes, legal and other professional services, amortization expense, and grant contributions made to several of our CDFI partners.

Liquidity and Capital Resources

Sources of Liquidity

To date, the Company has funded operations primarily through Simple Agreements for Future Equity (“SAFEs”) agreements, convertible promissory notes (“convertible notes”) and has funded its lending activities through investments in notes payable by accredited and non-accredited investors.

Equity and Convertible Debt Financing

As of December 31, 2020, the Company has raised $1,619,500 by selling SAFEs, which do not have maturity dates, nor do they accrue interest. On August 25, 2020, the SAFEs were converted into Series Seed preferred stock issued in accordance with the terms of the agreements.

As of December 31, 2020, the Company has raised $1,725,660 by selling convertible notes. The convertible notes had a maturity date of two (2) years and an interest rate of four (4) percent per annum. On August 25, 2020, the convertible notes were converted into Series Seed preferred stock issued in a Qualified Financing at a conversion price as set in the convertible note agreement.

On August 25, 2020, the Company entered into a Series Seed financing whereby the Company authorized 11,009,805 shares of its Series Seed Preferred Stock (“Preferred Stock”) and issued shares of Preferred Stock in exchange for conversion of the Company’s convertible notes and accrued interest and other consideration. As of December 31, 2020, the Company has sold and issued a total of 10,851,841 shares of Preferred Stock.

The capital raised has been used to develop and maintain the Company’s platform, to fund legal expenses, for marketing and advertising, for expanding operations, and for other general corporate purposes.

Operating and Capital Expenditure Requirements

The Company expects these existing funds, together with the recurring operating revenue, to be sufficient to meet anticipated near-term cash operating expenses and capital expenditure requirements. If those funds are insufficient to satisfy liquidity requirements, the Company intends to seek additional equity or debt financing. The sale of equity may result in dilution to our stockholders and those securities may have rights senior to those of our common shares. If the Company raises additional funds through the issuance of debt, the agreements governing such debt could contain covenants that would restrict our operations and such debt would rank senior to shares of our Common Stock. The Company may require additional capital beyond currently anticipated amounts and additional capital may not be available on reasonable terms, or at all.

Trends and Key Factors Affecting Our Performance

Investment in Long-Term Growth.

The core elements of the Company’s growth strategy include acquiring new customers, broadening distribution capabilities through strategic partnerships, extending customer lifetime value, enhancing data and analytical capabilities, and expanding product offerings. The Company plans to continue to invest significant resources to accomplish these goals, and the Company anticipates that its operating expenses will continue to increase for the foreseeable future, particularly sales and marketing, and technology expenses. These investments are intended to contribute to long-term growth, but they may affect near-term profitability.

Originations.

The Company’s future growth will continue to depend, in part, on attracting additional investors while entering into lending relationships with more CDFI borrowers. The Company plans to increase its sales and marketing spending and seek to attract these investors. We expect to rely on strategic distribution partners, affinity networks and conference and PR tactics for investor growth.

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The Company expects CDFI borrowers’ need for borrowings to increase in the future. The extent to which the Company can satisfy that increased demand for debt financing will be an important factor in its continued revenue growth. Building relationships with the membership industry network and CDFI coalitions proved to be a stable source of referrals to CDFI borrowers, and we expect this trend to continue.

COVID-19

On January 30, 2020, the World Health Organization declared the COVID-19 outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the COVID-19 include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses. COVID-19, and actions taken to mitigate it, have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete financial effect will be to the Company, COVID-19 may have a negative impact on the ability of the Company to attract new clients. At this time, we are unable to predict the extent or nature of these impacts to our future financial condition and results of operations.

Summary of Critical Accounting Policies

This management’s discussion and analysis of the Company’s financial condition and results of operations are based on its consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reported period. In accordance with GAAP, the Company bases estimates on historical experience and on various other assumptions that the Company believes are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The Company’s significant accounting policies are fully described in Note 2 to the consolidated financial statements appearing elsewhere in this filing. The Company believes those accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements.

Forward-Looking Statements

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guarantee, or warranty is to be inferred from those forward-looking statements.

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Item 3.	DIRECTORS AND OFFICERS

Our executive officers and directors, and ages are as follows:

Name	Age	Position	Term of Office
Executive officers:

Catherine Berman	46	President, Chief Executive Officer, Co-founder, Director	Since June 17, 2016

Yuliya Tarasava	37	Chief Operating Officer, Co-founder, Treasurer, Secretary, Director	Since April 22, 2016

Significant Employees:

Robert Shaw	38	Principal Engineer	Since April 8, 2018

John "Michael" Ivancie, Jr.	38	Director of Growth and Partnerships	Since October 2, 2017

Danielle Burns	44	Head of Business Development	Since July 8, 2019

Gasper Magallanes	37	Director of Due Diligence	Since June 1, 2020

Stacy Zielinski	41	Director of Community Development	Since February 3, 2020

Patric Glassell	40	Vice President of Sales	Since October 5, 2020

Catherine Berman

Ms. Berman co-founded CNote and has served as our President and Chief Executive Officer and a member of our Board of Directors since June 2016. Before launching CNote, Ms. Berman served as Managing Director of Charles Schwab, one of America’s leading financial services businesses. At Schwab, Ms. Berman led a strategy division focusing on the future of financial services. Prior to Schwab, Ms. Berman maintained a host of management positions including Senior Vice President of Astia (venture capital), Strategy & Operations Manager at Deloitte Consulting, LLP (management consulting) and Vice President of Evins Communications, LLC. Her international work experience spans from India to Israel with extensive work in Central and South America. Her last startup, Global Brigades, grew into a multi-million dollar firm in less than four years and is now the world’s largest student development firm. Ms. Berman graduated magna cum laude from Boston University and received her MBA from the University of Oxford where she founded the Oxford Women in Business Network.

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Yuliya Tarasava

Ms. Tarasava co-founded CNote and has served as our Chief Operating Officer, Treasurer, Secretary and a member of our Board of Directors since the Company’s inception. Ms. Tarasava began her career conducting intensive quantitative research on new market opportunities and designing investment solutions across asset classes for AMG Funds—a $75 billion asset firm providing access to boutique investment strategies. Ms. Tarasava then went on to Summit Rock Advisors, a $10 billion OCIO firm, where she developed and implemented the firm’s proprietary analytics and risk management framework. Most recently, she worked with a high-growth financial services company in Kenya where she led both product development and scale strategy efforts working directly with the company’s chief executive officer. Her prior experience also includes creating an investment education portal in Russia and providing pro-bono consulting for non-profits and startups around the world. Ms. Tarasava graduated magna cum laude from Belarusian State University and received her MS in Finance from Fairfield University.

Robert Shaw

Mr. Shaw is a software engineer with over 10 years of experience building technology, leading projects from idea to launch, and improving engineering teams. Before CNote, Rob ran product engineering at Secureware, a security focused blockchain startup. Prior to Secureware, he was a product manager and engineer at a small design and software engineering consulting firm focused on building solutions for a variety of different businesses. Rob started his career at Aprimo where he worked directly with large teams at Fortune 100 companies building out complex customizations and enterprise integrations. Rob holds a BS in Computer Science from Purdue University.

John "Michael" Ivancie, Jr.

Mr. Ivancie is CNote’s Director of Growth and Partnerships. Prior to CNote, Mike worked as a Staff Attorney at the Department of Homeland Security, which he left to start a niche law practice. After spending three years growing and marketing his practice, he transitioned to a full-time career in marketing. Mike holds a BA in Criminology with a minor in Management from UC Irvine. He received his JD from the University of Arizona in 2009, and he is a licensed California attorney. He is currently an MBA candidate at UC Berkeley's Haas School of Business.

Danielle Burns

Ms. Burns is CNote’s Head of Business Development. Prior to joining CNote, Danielle worked for First Affirmative Financial Network in a variety of roles. She most recently served as Vice President of Sales and Marketing on a team responsible for the growth and profitability of the firm’s distribution channels. Danielle began her financial services career in 1994 with Wachovia Corporation where she worked for both Wachovia Bank and Wachovia Securities. Danielle serves on the board of Green America, a not-for-profit membership organization, whose mission is to harness economic power to create a socially just and environmentally sustainable society. Additionally, Danielle serves on the SRI Conference & Community Advisory Board. Danielle is a certified trainer for Walking on the Glass Floor which promotes Diversity and Inclusion for Women in Leadership. Danielle holds an MBA with an emphasis in marketing and the AIF® designation.

Gasper Magallanes

Mr. Magallanes is an experienced financial executive with over a decade of diligence, modeling and financial analysis experience. He maintains deep community finance, operational governance and financial audit experience with expertise on mission-based lending organizations. Gasper has experience growing and managing diverse teams, driving strategic efforts. For the past 11 years, he has worked for EdTec, a boutique fractional CFO advisory services firm, where he worked on various underwriting/lending programs with CDFIs among his clients, addressing multi-factored financial stress tests within complex modeling environments. He is a graduate of Stanford University with an academic background in Finance, Management Science and Engineering.

Stacy Zielinski

Ms. Zielinski brings over a decade of experience and deep knowledge of CDFI finance and operations to her role at CNote. She started her career in the community development space developing and managing the technical assistance program for loan clients and overseeing all aspects of business services. She later transitioned into underwriting and led the integration of the SBA Community Advantage Program into WWBIC’s lending program. At Milwaukee Economic Development Corporation (MEDC), Stacy took over the SBA Community Advantage Lending program and maintained her focus on loan origination and underwriting across different lending products. Before joining CNote, Stacy had her own consultancy practice helping CDFIs to align their finance and operations with the industry best practices. Stacy holds an MBA from Alverno College, a BA from Marquette University and brings over a decade of small business experience as owner/operator in the retail and hospitality industries.

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Patric Glassell

Mr. Glassell spent 12 years in Banking Sales & Sales Management, both within their Global Markets and Specialized Lending divisions at Morgan Stanley, Merrill Lynch & Wells Fargo leading global teams. Wanting to work in smaller companies, Patric helped create and grow Sales divisions at 2 growing FinTech companies before spending a few years full time consulting & investing for a seed stage Venture Capital Firm. Patric joins CNote excited about its mission and talented team. He is passionate about Socially responsible investments and using technology to disrupt an industry to better serve the underserved.

Family Relationships

None.

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Conflicts of Interest

We do not believe that we are a party to any transactions that contain or give rise to a conflict of interest between any of our directors, officers and major stockholders on the one hand, and CNote on the other hand. Two co-founders have invested $5,000 each through our platform, but we do not believe these small investments present a conflict of interest.

Involvement in Certain Legal Proceedings

None.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The Company has two directors who also serve as executive officers. Their compensation for the 2020 fiscal year was as follows:

Executive Officers	Position	Cash Compensation	Other Compensation	Total Compensation
Catherine Berman	President, Chief Executive Officer, Co-Founder, Director	$115,417	$0	$115,417
Yuliya Tarasava	Chief Operating Officer, Co-Founder, Treasurer, Secretary, Director	$115,417	$0	$115,417

Executive compensation is set annually, based on several factors including company and individual leadership, performance compensation of competitor peer group, and other factors.

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Item 4.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Name and Address of Beneficial Owner(1)	Amount and nature of beneficial ownership as of December 31, 2020	Percent of class
Catherine Berman	3,200,000 shares of common stock	48.1%
Yuliya Tarasava	2,800,000 shares of common stock	42.1%

All executive officers and directors as a group (2 persons)	6,000,000 shares of common stock	90.2%

________________________

(1)	Unless otherwise noted, the address of each executive officer and director is CNote Group, Inc., 2323 Broadway, Oakland, CA 94612.

Item 5.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

We do not believe that we are a party to any transactions that contain or give rise to a conflict of interest between any of our directors, officers and major stockholders on the one hand, and CNote on the other hand. Two co-founders Ms. Berman and Ms. Tarasava have invested $5,000 each through our platform, but we do not believe these small investments present a conflict of interest.

Item 6.	OTHER INFORMATION

None.

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Item 7.

CNOTE GROUP, INC.

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

F-1

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders

CNote Group, Inc.

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of CNote Group, Inc. and subsidiary (collectively, the “Company”) which comprise the consolidated balance sheets as of December 31, 2020 and 2019, the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CNote Group, Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

F-2

Emphasis of Matter Regarding Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, certain conditions including the Company not generating significant revenue from principal operations, viability of the Company’s business model, and projected continued losses raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ dbbmckennon

Newport Beach, CA

April 28, 2021

F-3

CNOTE GROUP, INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2020 AND 2019

	2020	2019

Assets
Cash and cash equivalents	$4,262,597	$1,360,834
Interest-bearing deposits in banks	25,559,251	500,000
Accrued interest receivable	673,429	448,526
Loans held for investment
Loans held for investment at amortized cost	22,478,636	17,950,980
Loans held for investment at fair value	9,707,490	-
Allowance for loan losses	(523,458)	(359,020)
Net loans held for investment	31,662,668	17,591,960

Other assets	167,468	88,576
Total assets	$62,325,413	$19,989,896

Liabilities and Stockholders' Equity (Deficit)
Notes payable held at amortized cost	$47,943,881	$18,489,668
Notes payable held at fair value	9,707,490	-
Accrued interest payable	626,549	431,467
Deferred revenue	403,305	900,000
Other liabilities	56,381	25,037
Convertible notes payable	-	1,100,660
Contingent obligations to issue future equity - SAFE	-	1,619,500
Total liabilities	58,737,606	22,566,332

Commitments and contingencies (Note 5)	-	-

Stockholders' Equity (Deficit):
Series seed preferred stock; par value of $0.00001 per share; 11,009,805 and 0 shares authorized, 10,851,841 and 0 shares issued and outstanding as of
December 31, 2020 and 2019, respectively (liquidation preference value of $6,815,740 and $0 as of December 31, 2020 and 2019, respectively)	109	-
Common stock; par value of $0.00001 per share; 22,200,000 and 10,000,000 shares authorized, 6,653,525 and 6,018,750 shares issued and outstanding as of December 31, 2020 and 2019, respectively	67	60
Additional paid in capital	7,631,519	17,492
Accumulated deficit	(4,043,888)	(2,593,988)
Total stockholders' equity (deficit)	3,587,807	(2,576,436)
Total liabilities and stockholders' equity (deficit)	$62,325,413	$19,989,896

See accompanying notes to the consolidated financial statements.

F-4

CNOTE GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019

Operating Revenues
Interest income on loans	$913,526	$537,991
Other interest income	48,368	1,909
Total interest income	961,894	539,900
Interest expense	744,603	422,390
Net interest income	217,291	117,510
Provision for loan losses	164,438	4,800
Net interest income after provision for loan losses	52,853	112,710

Other Income
Service fees	1,064,695	-
Grants received	46,151	-
Total other income	1,110,846	-
Net Revenue	1,163,699	112,710

Operating Expenses
Salaries and employee benefits	854,508	554,057
Professional services	455,543	418,015
General and administrative	399,017	175,817
Sales and marketing	22,355	44,425
Total operating expenses	1,731,423	1,192,314

Net operating loss	(567,724)	(1,079,604)

Non-operating interest expense	(49,013)	(82,517)
Interest expense from beneficial conversion feature of convertible notes	(431,415)	-
Loss on change in fair value of SAFEs	(400,148)	-

Net loss before taxes	(1,448,300)	(1,162,121)

Provision for income taxes	1,600	800

Net loss	$(1,449,900)	$(1,162,921)

Weighted average common shares outstanding - basic and diluted	6,377,131	6,013,408
Basic and diluted net loss per share	$(0.23)	$(0.19)

See accompanying notes to the consolidated financial statements.

F-5

CNOTE GROUP, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	Series Seed Preferred Stock		Common Stock		Additional		Total
	Shares	Amount	Shares	Amount	Paid in Capital	Accumulated Deficit	Stockholders' Equity (Deficit)
December 31, 2018	-	$-	6,000,000	$60	$3,984	$(1,431,067)	$(1,427,023)
Exercise of warrants to purchase common stock	-	-	18,750	-	750	-	750
Stock-based compensation	-	-	-	-	12,758	-	12,758
Net loss	-	-	-	-	-	(1,162,921)	(1,162,921)
December 31, 2019	-	-	6,018,750	60	17,492	(2,593,988)	(2,576,436)
Issuance of series seed preferred stock for cash and notes, net of offering costs	4,822,427	48	-	-	3,303,924	-	3,303,972
Conversion of convertible notes and accrued interest to series seed preferred stock	3,169,533	32	-	-	1,804,664	-	1,804,696
Beneficial conversion feature of convertible notes	-	-	-	-	431,415	-	431,415
Conversion of SAFEs to series seed preferred stock	2,859,881	29	-	-	2,019,619	-	2,019,648
Exercise of options to purchase common stock	-	-	634,775	7	37,260	-	37,267
Stock-based compensation	-	-	-	-	17,145	-	17,145
Net loss	-	-	-	-	-	(1,449,900)	(1,449,900)
December 31, 2020	10,851,841	$109	6,653,525	$67	$7,631,519	$(4,043,888)	$3,587,807

See accompanying notes to the consolidated financial statements.

F-6

CNOTE GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,449,900)	$(1,162,921)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	66,563	94,840
Amortization of offering costs recorded as debt discounts	10,500	41,995
Stock-based compensation	17,145	12,758
Provision for loan losses	164,438	4,800
Interest expense from beneficial conversion feature of convertible notes	431,415	-
Loss on change in fair value of SAFEs	400,148	-
Changes in operating assets and liabilities:
Accrued interest receivable	(224,903)	(218,114)
Other assets	(55,956)	(4,845)
Other liabilities	31,344	(1,033)
Deferred revenues	(496,695)	900,000
Accrued interest payable	274,118	203,780
Net cash used in operating activities	(831,783)	(128,740)

CASH FLOWS FROM INVESTING ACTIVITIES:
Net lendings under loans receivable	(14,357,864)	(6,143,661)
Net investment in interest-bearing accounts	(25,059,251)	(500,000)
Net cash used in investing activities	(39,417,115)	(6,643,661)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net borrowings on notes payable	39,284,421	6,696,616
Proceeds from issuance of series seed preferred stock, net of costs	3,203,973	-
Exercise of warrants and options to purchase common stock	37,267	750
Issuance of convertible notes	625,000	1,000,660
Net cash provided by financing activities	43,150,661	7,698,026
Increase in cash and cash equivalents	2,901,763	925,625
Cash and cash equivalents, beginning of year	1,360,834	435,209
Cash and cash equivalents, end of year	$4,262,597	$1,360,834

Supplemental disclosures of cash flow information:
Cash paid for interest	$519,498	$259,132
Cash paid for income taxes	$1,600	$800

Noncash investing and financing activities:
Issuance of series seed preferred stock for conversion of convertible notes and accrued interest	$1,804,696	$-
Issuance of series seed preferred stock for conversion of SAFEs	$2,019,648	$-
Issuance of series seed preferred stock for note receivable	$99,999	$-

See accompanying notes to the consolidated financial statements.

F-7

CNOTE GROUP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

CNote Group, Inc. was incorporated on April 22, 2016 (“Inception”) in the State of Delaware. The Company’s headquarters are located in Oakland, California. The consolidated financial statements of CNote Group, Inc. (which may be referred to as "CNote", the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Through its online platform, CNote empowers individuals and institutions to invest locally to further economic equality, racial justice, gender equity, and address climate change. With the aim of closing the wealth gap, CNote's fixed income and depository products provide a diversified and scalable way to support job creation, small business growth, affordable housing development, and lasting economic growth in underserved communities through partnerships with Community Development Financial Institutions (“CDFIs”) dispersed across the United States. CDFIs are banks, credit unions, loan funds, microloan funds or venture capital providers that focus on providing loans to businesses in economically underdeveloped cities and neighborhoods in the United States and, as such, become qualified as a CDFI by the United States Treasury. Once qualified, CDFIs are eligible to be partially funded by the United States Treasury through the CDFI Fund established in 1994.

The Company intends to offer investors higher rates of return on their investments than are available to them through more traditional lower risk investment vehicles such as cash alternatives and fixed income. The Company earns revenue in a few ways. In addition to the spread (the difference between the rates CNote earns from its CDFI partners and the rates it pays to its investors), CNote might charge servicing fees and engage in consulting work on behalf of foundations and other institutions who as a part of their investment and programmatic mandates are interested in supporting BIPOC communities and promoting the social justice. The consulting work leverages CNote’s knowledge, expertise and technology in identifying, underwriting CDFIs as well as monitoring and reporting on their financial and impact performance. The technology built for internal underwriting and monitoring CDFIs can be customized to institutional clients’ needs who invest in CDFIs directly.

In December 2018, the Company formed a wholly-owned subsidiary CNote Lending, LLC, for the purpose of holding a California Finance Lenders license pursuant to the California Financing Law and to make loans to CDFIs. CNote Lending, LLC has received its California Finance Lenders license in January 2020. To date, the subsidiary has no operations.

The Company is still in the very early stages of developing its business. Accordingly, risks associated with startup, early-stage companies apply to the Company. Such risks include, but are not limited to, the need to raise additional funding, the need to generate additional revenues, the need to develop ongoing relationships with additional lenders and borrowers, the need to hire skilled employees, the need to comply with regulatory requirements, and the need to achieve profitability and sustainability.

Management Plans and Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

To date, the Company has not generated significant revenues from principal operations and has not yet proved the viability of its business model. Because losses will continue until such time that profitable operations can be achieved, the Company is reliant on financing to support operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the consolidated financial statements are issued.

On August 25, 2020, the Company entered into a Series Seed financing. The capital raised has been used to develop and maintain the Company’s platform, to fund legal expenses, for marketing and advertising, for expanding operations, and for other general corporate purposes. During the next 12 months, the Company intends to fund its operations through increased operating revenues and through the sale of equity and/or debt securities to third parties and related parties. If the Company cannot raise additional short-term capital, it may consume all of its cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company or increase revenues and margins sufficiently to sustain operations. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of planned operations, which could harm the business, financial condition and operating results. The consolidated financial statements do not include any adjustments that might result from these uncertainties.

F-8

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates.

Significant estimates include but are not limited to the valuation of SAFEs, loan loss reserves, and the valuation allowance related to deferred tax assets. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

The Company maintains its cash with major financial institutions located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company may maintain balances in excess of the federally insured limits.

Cash equivalents include highly liquid debt instruments purchased with an original maturity of three months or less.

Interest-bearing Deposits in Banks

In connection with its cash management product, the Company makes interest-bearing deposits for the benefit of its customers in CDFI or Low Income Designated depository institutions located in the United States of America. Deposits include certificates of deposits with terms of six to 24 months bearing interest at 0.30% to 0.85%, and money market accounts with variable rates of interest. Balances are insured by the Federal Deposit Insurance Corporation or the National Credit Union Administration up to $250,000.  At times, the Company may maintain balances in excess of the insured limits. In the normal course of business, the Company expects to hold such instruments to maturity.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2020 and 2019. The respective carrying value of all financial instruments approximated their fair values. These financial instruments include SAFEs, convertible promissory notes (“convertible notes”), loans receivable and notes payable and interest receivable and payable.

The SAFEs are considered a level 3 liability as there are no observable direct or indirect inputs. Based on management’s estimates as of December 31, 2019, the fair value of these instruments was considered to be the carrying value. Management’s estimates are based on the short duration of the outstanding SAFEs and the fact that market circumstances have not changed materially since the instruments were originated. Accordingly, there was no change in valuation during the year ended December 31, 2019. The SAFEs were converted to Preferred Shares in accordance with their terms during 2020. An adjustment to the fair value of these instruments was recorded immediately prior to their conversion. See Notes 4 and 8.

Effective July 1, 2020, the Company adopted fair value presentation for payment-dependent notes issued under Regulation D. These notes are available only to accredited and institutional investors and under the terms of the notes are dependent upon repayment of a portion of the Company’s loans to CDFIs. The amount and term to maturity of loans funded by these notes match the underlying note. If the loan is repaid in accordance with its terms, the note will be repaid in full according to its terms. If the loan does not fully perform, investors in payment-dependent notes will receive payment of the pro-rata portion of any payments received on the loan. Accordingly, the Company has presented payment-dependent notes issued after the date of the fair-value election at their fair value as represented by the note amount less the amount of loan loss reserve recorded against the related loan receivable from CDFIs. See Note 4.

F-9

The following tables present the fair value hierarchy for assets and liabilities measured at fair value at December 31, 2020 and 2019:

December 31, 2020	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair Value
Assets:
Loans held for investment	$-	$-	$9,707,490	$9,707,490
Total assets	$-	$-	$9,707,490	$9,707,490
Liabilities:
Notes payable	$-	$-	$9,707,490	$9,707,490
Total liabilities	$-	$-	$9,707,490	$9,707,490

December 31, 2019	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair Value
Assets - none.
Liabilities:
Contingent obligations to issue future equity - SAFE	$-	$-	$1,619,500	$1,619,500
Total liabilities	$-	$-	$1,619,500	$1,619,500

Loans Receivable and Related Notes Payable

Management expects that the terms of the Company’s loans receivable and the notes payable used to fund the loans receivable typically will be 30 months or 60 months based on the current operating structure. In the normal course of business, the Company expects to hold such instruments to maturity. However, provisions within the terms of such instruments having 30 month terms allow for liquidity on demand of 10% per quarter. Accordingly, should the need arise, 40% of such loans receivable and related notes payable can be due on demand within one year.

Deferred Offering Costs

The Company accounts for offering costs in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be netted against the debt offering proceeds upon the completion of an offering or to expense if the offering is not completed. As of December 31, 2017, $104,995 offering costs were incurred related to the Company’s Regulation A offering. As of December 31, 2017, all deferred offering costs were recorded as a discount to notes payable from the Regulation A offering and are being amortized over 30 months, which is the life of the initial notes payable under the offering. As of December 31, 2020 and 2019, $104,995 and $94,495, respectively, of the debt discount has been amortized and recorded as interest expense in the accompanying statements of operations. As of December 31, 2020, all deferred offering costs were fully amortized. See Note 8 for discussion of offering costs incurred in connection with the Company’s 2020 Series Seed financing.

Internal Use Software

The Company has incurred software development costs to develop software programs to be used solely to meet its internal needs and cloud-based applications used to deliver services. In accordance with ASC 350-40, Internal-Use Software, the Company has capitalized development costs related to these software applications. The Company begins amortization of these costs once the preliminary project stage is complete and it is probable that the project will be completed, the software will be used to perform the function intended, and the value will be recoverable. Reengineering costs, minor modifications and enhancements that do not significantly improve the overall functionality of the software are expensed as incurred. The Company is amortizing the initial release of the software based on the in-service date over 36 months on a straight-line basis. No software development costs for not yet released programs and applications met the criteria for capitalization in 2020. Amortization of capitalized software development costs recorded to expense was $66,563 and $94,840 for the years ended December 31, 2020 and 2019, respectively. Accumulated amortization as of December 31, 2020 and 2019 was $214,197 and $147,635, respectively.

Simple Agreements for Future Equity (“SAFEs”)

The Company has issued several Simple Agreements for Future Equity (“SAFEs”) in exchange for cash financing.

The Company has accounted for its SAFE investments as liability derivatives under the FASB’s ASC section 815-40 and ASC section 815-10. If any changes in the fair value of the SAFEs occur, the Company will record such changes through earnings, under the guidance prescribed by ASC 825-10. As of December 31, 2019, the fair values of the SAFEs were equal to their face amounts that were the amounts of initial investment, as evidenced by the SAFE amounts being transacted in arm’s length transactions with unrelated parties.

In accordance with their terms, the SAFEs were converted to 2,859,881 shares of Series Seed Preferred Stock (“Preferred Stock”) in the Company’s Series Seed financing in 2020. At the conversion date, the SAFEs were recorded at their fair value by recognizing a loss on change in fair value of $400,148. See Notes 4 and 8.

F-10

Convertible Promissory Notes (“convertible notes”)

The Company has issued several Convertible Promissory Notes (“convertible notes”).

The Company reviews the terms of convertible debt and equity instruments it issues to determine whether there are derivative financial instruments, including an embedded conversion option that is required to be bifurcated and accounted for separately as a derivative financial instrument. In circumstances where a host instrument contains more than one embedded derivative instrument, including a conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to the convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption.

The Company has determined that the terms of the convertible notes do not require bifurcation as discussed above. The Company determined that these notes may contain a beneficial conversion feature contingent upon a future event due to the discounted conversion provisions. Following FASB ASC 470-20, the Company determined the intrinsic value of the conversion features on these convertible notes based on the issuance date fair value of the Company’s stock and the discounted conversion features. In accordance with FASB ASC 470-20, a contingent beneficial conversion feature in an instrument that becomes convertible only upon the occurrence of a future event outside the control of the holder is not recognized in earnings until the contingency is resolved. Therefore, these beneficial conversion features were not recorded as note discounts at the issuance dates of the notes, but rather recognized upon the occurrence of the contingent event. (See Note 4.) At December 31, 2019, the convertible notes are recorded at their face value, which is equivalent to the proceeds received for issuance.

In accordance with their terms, the convertible notes, and accrued interest totaling $79,036, were converted to 3,169,533 shares of Preferred Stock in the Company’s Series Seed financing in 2020. Upon conversion, the notes’ embedded contingent beneficial conversion feature was no longer contingent and resulted in a discount and immediate accretion of such discount in the amount of $431,415, which was recognized as interest expense from beneficial conversion feature of convertible notes in 2020. See Notes 4 and 8.

Stock Options and Warrants

The Company has issued stock options and warrants to employees and to key advisors as compensation for services performed. The Company has accounted for these awards under ASC section 718 and Accounting Standards Update (“ASU”) 2018-07. The options and warrants and the services received were recorded at the fair value of the options and warrants at their grant dates, using an established options pricing model. See Note 8.

Revenue Recognition and Cost of Revenues

CNote deploys capital from individuals and institutions with CDFIs and Low Income Designated financial institutions. The Company earns interest on its deployments, which are a significant source of its revenues. All such deployments are governed by signed contracts between the Company and CDFIs and Low Income Designated financial institutions. Interest income is recorded based on the terms of the master promissory agreement with each CDFI Loan Fund or the terms of Money Market or Certificate of Deposit agreements with Banks and Credit Unions. The interest is accrued monthly. If ninety (90) days pass without the interest being paid in accordance with normal disbursement practices per the agreement, then the Company will cease recording revenue until such time that the interest is collected.

CNote aggregates money from individuals and institutions through the Company’s online platform. The Company must pay interest on the capital to its clients. All such loans are governed by signed contracts between the Company and investors. The interest, which accrues according to the agreements’ governing terms of the loans from clients, constitutes the major portion of the Company’s direct cost of interest income. Other direct costs of interest income include provision for loan loss reserve.

CNote also generates revenue from the consulting work on behalf of foundations and other institutions who as a part of their investment and programmatic mandates are interested in supporting BIPOC communities and promoting social justice. The consulting work leverages CNote’s knowledge, expertise and technology in identifying, underwriting CDFIs as well as monitoring and reporting on their financial and impact performance. The technology built for internal underwriting and monitoring CDFIs can be customized to institutional clients’ needs who invest in CDFIs directly. Revenue for these activities is recognized over the period in which the work is performed, and is deferred until recognizable.

F-11

From time to time, CNote receives grants from foundations and other institutions. The Company records grants received as revenue when all donor-imposed conditions on the grant have been satisfied, and defers revenue which has not yet met the conditions for recognition.

Loan Loss Reserve

The Company establishes a reserve, currently at two percent, for potential losses to loans extended to CDFIs, other than those funded by payment-dependent notes and measured at fair value. The amount of the loan loss reserve was determined based on industry norms and trends, as well as the Company’s historical experience. Since commencing operations, the Company has experienced no delinquencies or charge-offs of loans to CDFIs.

Reversals to the loan loss reserve will happen only when the loans mature. If no loss has occurred on a particular loan, the loss reserve will be reversed and recognized as a reduction of the loan loss reserve at maturity of the loan. On the other hand, if any loan becomes completely unrecoverable, the entire amount of the loan will be charged off against the loan loss reserve, when and if facts and circumstances indicate that such a write off is necessary.

Effective July 1, 2020, the Company adopted fair value presentation for payment-dependent notes issued under Regulation D. The Company has presented payment-dependent notes issued after the date of the fair-value election at their fair value as represented by the note amount less the amount of loan loss reserve recorded against the related loan receivable from CDFIs. The amount recognized in expense by the Company as provision for loan losses is reduced by the portion of the loan loss reserve recorded against such notes. See Note 4.

Nonaccrual Loans

Loans that are 90 days past due as to principal or interest are placed on nonaccrual status, and accrued interest receivable on the loan is reversed. Loans are restored to accrual status when all principal and interest is current and full repayment of the remaining contractual principal and interest is expected.

Research and Development

The Company incurs research and development costs during the process of researching and developing new technologies and future online offerings. Such costs are expensed as incurred.

Income Taxes

The Company applies ASC section 740. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. At December 31, 2020 and 2019, the Company has established a full reserve against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Loss per Common and Common Equivalent Share

The computation of basic earnings per common share is computed using the weighted average number of common shares outstanding during the year. The computation of diluted earnings per common share excludes Common Stock equivalents for the years ended December 31, 2020 and 2019 as they are anti-dilutive. The Common Stock equivalents excluded from diluted loss per share total 12,235,297 and 808,224 share equivalents for the years ended December 31, 2020 and 2019, respectively.

Concentration of Credit Risk

During the early stages of the Company’s development, it is to be expected that the Company will extend loans to a relatively low number of CDFIs. For example, as of December 31, 2020, CNote has extended loans to nineteen CDFIs. When the Company extends loans to a low number of borrowers, this results in a concentration of credit risk, wherein each CDFI borrower represents a relatively high risk, as compared with the relatively low risk that each individual borrower would constitute if the Company had loans outstanding with many CDFI borrowers.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of CNote Group, Inc., its wholly-owned subsidiary, CNote Lending, LLC, and CNote Trust, of which CNote is trustee. All intercompany accounts and transactions have been eliminated in consolidation.

F-12

Reclassifications

Certain amounts in the accompanying consolidated financial statements have been reclassified for the year ended December 31, 2019 to conform with the presentation for the year ended December 31, 2020.

Recent Accounting Pronouncements

ASU 2016-13, as amended by ASU 2019-10, changes the accounting for credit losses measurement on loans and debt securities. For loans and held-to-maturity securities, the Update requires a current expected credit loss (”CECL”) measurement to estimate the allowance for credit losses for the remaining estimated life of the financial asset. The CECL measurement must be developed using historical experience, current conditions, and reasonable and supportable forecasts. The standard will also expand disclosure requirements. Adoption of the new standards is required for the Company effective January 1, 2023. Early adoption is permitted. The Company does not expect the adoption of this standard to materially affect the Company’s consolidated financial statements.

The Financial Accounting Standards Board issues Accounting Standards Updates to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

NOTE 3 – LOANS RECEIVABLE AND INTEREST RECEIVABLE

Loans receivable represent the principal amounts of outstanding loans the Company has made to CDFIs, less loan loss reserves as described below. Interest receivable represents the outstanding interest due from CDFI borrowers.

As of December 31, 2020, the Company has outstanding loans and interest receivable from nineteen CDFI borrowers in the gross carrying amount of approximately $32,982,000. Under terms of the respective master promissory notes, the loans earn interest at rates ranging from 1.5% to 4.5% per annum. The loans mature in 30 to 60 months and may be prepaid by the borrower at any time without penalty. For loans with 30 month terms, the Company has the option to request repayment of 10% of the original loan amount on a quarterly basis. These requests are based on the requests of note payable holders disclosed in Note 4. As a result, the Company has accounted for these loans, totaling approximately $24,490,000, as available for sale.

During the year ended December 31, 2020, the Company was repaid approximately $6,912,000 on the principal of loans receivable which were used to repay notes payable.

As of December 31, 2019, the Company had outstanding loans and interest receivable from eleven CDFI borrowers totaling approximately $18,399,000. During the year ended December 31, 2019, the Company was repaid approximately $4,017,000 on the principal of loans receivables which were used to repay notes payable.

The Company has recorded a provision for loan losses, as described in Note 2. The loan loss reserve totaled $523,458 and $359,020 as of December 31, 2020 and 2019, respectively. As of December 31, 2020 and 2019, all loans were contractually current and no loans had been placed on nonaccrual status. No loans were modified during the years ended December 31, 2020 and 2019.

The table below summarizes the changes in the allowance for credit losses for the years ended December 31, 2020 and 2019:

Allowance for loan losses, December 31, 2018	$354,220
Loans charged off	-
Recoveries of previously charged off loans	-
Net charge-offs	-
Provision for loan losses	4,800
Allowance for loan losses, December 31, 2019	$359,020
Loans charged off	-
Recoveries of previously charged off loans	-
Net charge-offs	-
Provision for loan losses	164,438
Allowance for loan losses, December 31, 2020	$523,458

F-13

As of December 31, 2020, loans receivable have contractual maturities as follows:

Year Ending December 31,
2021	$4,297,000
2022	11,407,000
2023	8,786,000
2024	1,325,000
2025	6,494,000
Total	$32,309,000

NOTE 4 – NOTES PAYABLE, INTEREST PAYABLE AND LONG-TERM LIABILITIES

Notes Payable

Notes payable represent the principal amounts of outstanding borrowings from individual and institutional clients. Interest payable represents the outstanding interest the Company owes to the note holders. Notes payable from clients are not a source of financing for the Company’s operations; rather, they are used to fund CDFI loans receivable (Note 3) and short-term investments in CDFIs under the Company’s cash management program.

As of December 31, 2020, notes payable totaled approximately $57,774,000. Notes issued to investors in the Company’s CDFI lending products mature in 30 to 60 months and earn interest at the rate of 2.75 to 4.00% per annum. Additionally, the interest rate may be adjusted to the extent rates earned from loans to CDFIs vary in the future. Notes with original 30-month maturities issued under Regulation D may be rolled over for additional 30-month terms at the option of the holder. Certain notes provide the holder an option to call 10% of the original note balance each quarter. As of December 31, 2020, a total of $28,303 of notes are due to related parties subject to the same terms.

The Company has adopted fair value presentation for payment-dependent notes payable issued under Regulation D effective July 1, 2020. These notes are available only to accredited and institutional investors and under the terms of the notes are dependent upon repayment of a portion of the Company’s loans to CDFIs. The amount and term to maturity of loans funded by these notes match the underlying note. If the loan is repaid in accordance with its terms, the note will be repaid in full according to its terms. If the loan does not fully perform, investors in payment-dependent notes will receive payment of the pro-rata portion of any payments received on the loan. Accordingly, the Company has presented payment-dependent notes issued after the date of the fair-value election at their fair value as represented by the note amount less the amount of loan loss reserve recorded against the related loan receivable from CDFIs. At December 31, 2020, the Company has recorded a valuation adjustment for notes subject to this presentation in the amount of $122,718.

As of December 31, 2019, notes payable totaled approximately $18,500,000, of which $26,665 was due to related parties.

As of December 31, 2020, notes payable mature as follows:

Year Ending December 31,
2021	$29,804,528
2022	11,337,025
2023	8,813,536
2024	1,325,000
2025	6,494,000
Total	$57,774,089

SAFEs

As of December 31, 2019, the Company had raised $1,619,500 via the issuance of SAFEs.

Under the SAFEs, the funds contributed by the investors will convert to shares of Preferred Stock in a priced Preferred Stock financing round, at a conversion price per share equal to the lesser of:

a.	the price per share of the newly issued Preferred Stock multiplied by the Discount Rate; or
b.	the Valuation Cap, as defined by the various agreements and described below, divided by the number of shares and potential shares of Common Stock, on a fully diluted basis, outstanding immediately prior to the Preferred Stock financing.

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The SAFE terms vary (discount rate varies from 0% to 20%, and the Valuation Cap varies from $4,000,000 to $8,000,000). While the SAFEs remain outstanding, each SAFE holder will have the option of receiving his or her cash investment amount returned or receiving the number of shares of Common Stock purchased with his or her SAFE investment amount at the same price at which other shares of Common Stock are sold in a change of control.

If the Company dissolves or ceases operations, the SAFE holders, as a class, will have a preferential right to receive cash, up to the amount of their original investments, to the extent such funds are available to be paid, unless a SAFE holder notifies that the Company that he or she elects to receive shares of Common Stock purchased with his or her SAFE investment amount. Cash payments to SAFE investors in this situation would hold a preferential position to payments to the holders of Common Stock.

For one particular SAFE, if the SAFE has not been converted to shares of Preferred Stock after four years, that SAFE holder shall have the option of converting his SAFE investment to shares of Common Stock by purchasing the number of shares of Common Stock with his SAFE investment amount at a price equal to the Valuation Cap divided by the number of shares of stock and potential shares of stock, on a fully diluted basis, outstanding immediately prior to the conversion.

As of December 31, 2019, there had not been any priced round of preferred stock financing that would trigger a conversion of the SAFE funds to Preferred Stock. As of December 31, 2019, management determined that the carrying value was considered the fair value.

The SAFEs, in accordance with their terms, were converted to 2,859,881 shares of Preferred Stock in the Company’s Series Seed financing in 2020. The SAFEs were recorded at their fair value at the conversion date by recognizing a loss on change in fair value of $400,148. This fair value was determined to be equivalent to the value of the Preferred Shares issued in exchange for the SAFEs, which was based on the cash selling price of the Preferred shares on that date.

Convertible Notes

As of December 31, 2019, the Company had raised $1,100,660 via the issuance of convertible notes bearing interest at four percent per annum. As of December 31, 2019, one note in the amount of $100,000 was held by a related party. The Company issued convertible notes under the same terms totaling $625,000 in the first half of 2020; none were issued to related parties.

These notes contained both optional and automatic conversion features. Automatic conversion could be triggered upon a Qualified Financing, defined as a transaction or series of transactions in which the Company sells shares of equity securities to investors resulting in not less than $1,000,000 in proceeds to the Company, excluding the effects of the conversion of Convertible Instruments as defined in the convertible notes. Upon such event, the then outstanding principal amount and interest amount of the convertible note would convert into Equity Securities sold in the Qualified Financing at a conversion price equal to the lesser of (i) the cash price paid per share for Equity Securities by the Investors in the Qualified Financing (excluding any discount in connection with the conversion of any Convertible Instruments) multiplied by the Conversion Rate as defined in the convertible note, and (ii) the per share price equal to the quotient resulting from dividing the Valuation Cap as defined in the convertible note by the number of Fully Diluted Shares as defined in the convertible note.

If the Company issued and sold Equity Securities in an event that did not qualify as a Qualified Financing, then upon the election of the Majority Holders of the convertible notes, the outstanding principal and interest of the convertible notes would convert under the terms described above.

If a Change of Control as defined by the terms of the convertible notes occurred while the convertible notes were outstanding, the Company would repay the Holder from the proceeds of the Change of Control according to the terms of the convertible notes.

In accordance with their terms, the convertible notes, and accrued interest totaling $79,036, were converted to 3,169,533 shares of Preferred Stock in the Company’s Series Seed financing in 2020. Upon conversion, the notes’ embedded contingent beneficial conversion feature was no longer contingent and resulted in a discount and immediate accretion of such discount in the amount of $431,415, which was recognized as interest expense from beneficial conversion feature of convertible notes in 2020.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or any of its officers.

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NOTE 6 – INCOME TAXES

On March 27, 2020, the United States enacted the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). The Cares Act includes provisions relating to refundable payroll tax credits, deferment of the employer portion of certain payroll taxes, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. The CARES Act also established a Paycheck Protection Program whereby certain small businesses are eligible for a loan to fund payroll expenses, rent, and related costs.

The Company considered the provisions under the CARES Act and elected not to take advantage of the provisions of CARES Act as the effect of such provisions was not expected to have a material impact on the Company’s results of operations, cash flows and financial statements.

The following table presents the current and deferred tax provision for federal and state income taxes for the years ended December 31, 2020 and 2019:

	2020	2019
Current tax provision
Federal	$-	$-
State	1,600	800
Total	$1,600	$800

Deferred tax provision (benefit)
Federal	$(127,000)	$(241,000)
State	(53,000)	(101,000)
Valuation allowance	180,000	342,000
Total	-	-
Total provision for income taxes	$1,600	$800

In assessing the potential realization of these deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the Company attaining future taxable income during the periods in which those temporary differences become deductible. As of December 31, 2020 and 2019, management was unable to determine if it is more likely than not that the Company’s deferred tax assets will be realized, and has therefore recorded an appropriate valuation allowance against deferred tax assets at such dates.

The components of our deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of December 31, 2020 and 2019:

	2020	2019
Deferred tax asset attributable to:
Net operating loss carryover	$757,000	$662,000
Temporary differences	191,000	106,000
Valuation allowance	(948,000)	(768,000)
Net deferred tax asset	$-	$-

The valuation allowance for deferred tax assets increased to $948,000 and $768,000 during the years ended December 31, 2020 and 2019, respectively.

Based on federal tax returns filed, or to be filed, through December 31, 2020, the Company has available approximately $2,536,000 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company’s net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Net operating loss carryforwards of approximately $485,000 start to expire in 2036 or 20 years for federal income tax reporting purposes. Under the CARES Act, net operating loss carryforwards of approximately $2,051,000 arising from tax years beginning after 2017 can be carried forward indefinitely. For California state tax reporting purposes, net operating loss carryforwards cannot be used in tax years beginning on or after January 1, 2020 and before January 1, 2023 in accordance with California Assembly Bill 85. The Company’s net operating loss carryforwards will begin to expire in 2039 for state tax reporting purposes.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities starting in 2016. The Company currently is not under examination by any tax authority.

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NOTE 7 – RELATED PARTY TRANSACTIONS

As of December 31, 2020, $28,303 of the individual notes payable are due to Company’s two co-founders and three close relatives of one of the co-founders. See Note 4.

NOTE 8 – STOCKHOLDERS’ EQUITY

Preferred Stock

The Company is authorized to issue 11,009,805 shares of Preferred Stock, each having a par value of $0.00001. The Preferred Stock is convertible to Common Stock at the option of the holder, ranks pari passu with Common Stock with respect to dividends (other than dividends on shares of Common Stock payable in Common Stock) and payments in the event of any voluntary or involuntary dissolution or winding up of the Company. In the event of a Deemed Liquidity Event, as defined in the Company’s Certificate of Incorporation, holders of Preferred Stock shall be entitled to receive preferential payment, before any distribution or payment is made to holders of Common Stock, of an amount defined as the Series Seed Liquidation Amount in the Company’s Certificate of Incorporation. Each holder of Preferred Stock has voting rights equal to the number of shares of Common Stock into which the holder’s Preferred Stock is convertible as of the record date for determining voting eligibility.

On August 25, 2020, the Company issued 10,071,611 Preferred Shares in its Series Seed financing. Of the total shares issued, 4,042,197 shares were issued in exchange for cash consideration of $0.7062 per share, for total proceeds of $2,854,600, 3,169,533 shares were issued in exchange for the Company’s then-outstanding convertible notes having face amount of $1,725,660 and accrued interest of $79,036, and 2,859,881 shares were issued in exchange for the Company’s then-outstanding SAFEs with original purchase amounts totaling $1,619,500.

Subsequent to the closing of the Series Seed financing, the Company issued 638,628 Preferred Shares during the remainder of the year ended December 31, 2020 in exchange for cash totaling $450,999, at a price of $0.7062 per share. In December 2020, the Company issued 141,602 shares at a price of $0.7062 per share in exchange for a note receivable, secured by the shares, with principal amount of $99,999 and a stated interest rate of four percent per annum. The note remained outstanding as of December 31, 2020. The principal amount of the note and contractually accrued interest were paid in February 2021.

As of December 31, 2020, 10,851,841 shares of Preferred Stock are issued and outstanding. As of December 31, 2019, 0 shares of Preferred Stock were issued and outstanding.

Costs of Series Seed Financing

The Company incurred legal costs of $101,627 related to the closing of its Series Seed financing during 2020. These costs were recorded as a reduction of additional paid in capital received in the Series Seed financing.

The Company issued Common Stock purchase warrants for a total of 1,080,000 shares to advisors for services performed in connection with the Series Seed financing. The value of the warrants granted, totaling $53,846, was accounted for as a cost of the financing. As the granting of the warrants is both an increase and a decrease in additional paid in capital, the net effect of the warrants’ issuance on the Company’s equity accounts is $0 for the year ended December 31, 2020. Please see below for discussion of valuation of the warrants at issuance.

Common Stock

The Company is authorized to issue 22,200,000 shares of Common Stock, each having a par value of $0.00001. As of December 31, 2020, 6,653,525 shares of Common Stock are issued and outstanding, 6,000,000 of which are held by the Company’s two co-founders who remain active in the daily operations of the Company. As of December 31, 2019, 6,018,750 shares of Common Stock were issued and outstanding, 6,000,000 of which were held by the Company’s two co-founders.

Stock Options

In 2018, the Company’s Board of Directors adopted the CNote Group, Inc. 2018 Equity Incentive Plan (the “2018 Equity Incentive Plan”). This plan was amended in 2020 to increase the number of shares of Common Stock authorized under the plan. The 2018 Equity Incentive Plan provides for the grant of equity awards to employees, and consultants, including stock options, stock appreciation rights and other stock or cash-based awards. Up to 3,362,207 shares of our Common Stock may be issued pursuant to awards granted under the 2018 Equity Incentive Plan, as amended. The 2018 Equity Incentive Plan is administered by our Board of Directors, has no fixed expiration date, and may be amended, suspended, or terminated by the Board at any time.

In 2020, the Company granted 177,199 stock options under the 2018 Equity Incentive Plan to various advisors and employees. The granted options had an exercise price of $0.07, expire in ten years from the date of the grant, and vest over periods ranging from 21 months to four years.

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The stock options were valued at a total grant date fair value of $8,117 using the Black-Scholes pricing model as indicated below:

Expected life (range)	3.8-4.2 years
Risk-free interest rate (range)	0.2-1.4%
Expected volatility (range)	87.1-93.3%
Annual dividend yield	0%

Options granted during 2020 had a weighted average grant date fair value of $0.05 per share and vesting period of 39 months.

In 2019, the Company granted 395,724 stock options to an advisor. The granted options had an exercise price of $0.07, expire in ten years from the date of the grant, and vest over a nineteen-month period. The stock options were valued at a grant date fair value of $19,786 using the Black-Scholes pricing model as indicated below:

Expected life	5.5 years
Risk-free interest rate	1.6%
Expected volatility	89.2%
Annual dividend yield	0%

The expected life of stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's stock options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public companies’ common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock by looking at a market approach which takes into consideration the value of development to date and subscriber base.

Stock Purchase Warrants

In April 2020, the Company granted to an advisor a Common Stock Purchase Warrant for the purchase of 75,000 shares at a purchase price of $0.01 per share. The term of the warrant was eight years. The warrant was valued at a total grant date fair value of $4,685 using the Black-Scholes pricing model as indicated below.

Expected life (years)	4.0
Risk-free interest rate	0.3%
Expected volatility	87.2%
Annual dividend yield	0%

In August 2020, for services received in connection with the Company’s Series Seed financing, the Company granted to advisors Common Stock Purchase Warrants for the purchase of 1,080,000 shares at a purchase price of $0.07 per share. The term of the warrants was ten years. The warrants were valued at a total grant date fair value of $53,846 using the Black-Scholes pricing model as indicated below. The value of the warrants was accounted for as a cost of raising capital in connection with the Series Seed financing, as discussed above.

Expected life (years)	5.0
Risk-free interest rate	0.3%
Expected volatility	94.7%
Annual dividend yield	0%

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The expected life, risk-free interest rate, expected volatility, and dividend yield assumptions used in pricing the warrants granted were derived as described above for options granted. The warrants remain outstanding as of December 31, 2020.

Share-Based Awards Available for Grant

A summary of share-based awards available for grant under the Company’s 2018 Equity Incentive Plan for the years ended December 31, 2020 and 2019 was as follows:

Shares Available for Grant
Authorized at inception of plan	1,500,000
Options granted	(412,500)
Balance at December 31, 2019	1,087,500
Increase in authorized shares	1,862,207
Options granted	(177,199)
Options canceled or expired	122,192
Balance at December 31, 2020	2,894,700

Stock Option Activity and Related Share-Based Compensation Expense

A summary of stock option activity for the year ended December 31, 2020 was as follows:

	Options Outstanding
	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (in Years)
Balance at December 31, 2019	808,224	$0.05	7.7
Granted	177,199	0.07
Exercised	(634,775)	-
Canceled or expired	(122,192)	-
Balance at December 31, 2020	228,456	$0.06	8.8

At December 31, 2020, options for the purchase of 108,986 shares at a weighted average price of $0.05 per share and a weighted average remaining contractual life of approximately eight years were vested and exercisable.

Expense for the issuance of stock options and warrants for the years ended December 31, 2020 and 2019 was $17,145 and $12,758, respectively.

The Company will recognize the remaining value of the options through 2024 as follows:

2021	$2,339
2022	1,617
2023	1,206
2024	60
$5,222

The Company recognizes stock option forfeitures as they occur, as there is insufficient historical data to accurately determine future forfeiture rates.

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NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2020 through April 28, 2021, the issuance date of these consolidated financial statements. There have been no events or transactions during this time which would have a material effect on these consolidated financial statements, other than those disclosed.

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Item 8.

EXHIBITS

Exhibit Number	Description
2.1.1	Certificate of Incorporation.**
2.2	Bylaws.*
3.1	Form of Subscription Agreement.*
4.1	Form of CNote Note.*
10.1	Power of Attorney (located on the Signature Page to this Offering Statement).**
15.1	Form of Master Promissory Note.*
15.2	Terms of Use.*

*Previously filed.

**Filed herewith.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Oakland, State of California, on the 28th day of April, 2021.

CNOTE GROUP, INC.
By: /s/ Catherine Berman
Name: Catherine Berman
Title: President and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Catherine Berman and Yuliya Tarasava as his or her true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign this Offering Statement and any and all amendments to this Offering Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and generally to do all such things in his or her name and behalf in his or her capacity as officer and/or director to enable the Company to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name and Signature	Title	Date

/s/ Catherine Berman	President, Chief Executive Officer,	April 28, 2021
Catherine Berman	Co-Founder, Director, Principal Executive Officer

/s/ Yuliya Tarasava	Chief Operating Officer, Co-Founder, Treasurer, Secretary, Director, Principal Financial and	April 28, 2021
Yuliya Tarasava	Accounting Officer

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